EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in this Post-Effective Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-268603) and the related prospectus of Scilex Holding Company (the “Registration Statement”) of our report (which report includes an explanatory paragraph relating to Scilex Holding Company’s ability to continue as a going concern as described in Note 2 to the consolidated financial statements) dated March 31, 2025, relating to the consolidated financial statements of Scilex Holding Company as of and for the years ended December 31, 2024 and 2023, which appears in such Registration Statement. We also consent to the reference to us under the heading “Experts” in the Registration Statement.

/s/ BPM LLP

Walnut Creek, California

May 7, 2025